Filed by Nuevo Energy Company

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Nuevo Energy Company

Commission File No. 1-10537

The following presentation was made by Nuevo Energy Company on February 12, 2004:

PLAINS EXPLORATION & PRODUCTION COMPANY

February 12, 2004

N Y S E : P X P

w w w . p l a i n s x p . c o m

Forward Looking Statements

factors risks and operations into ours, These uncertainties include, among other things, uncertainties inherent in the Except for the historical information contained herein, the matters discussed in this presentation are forward-looking statements that involve certain assumptions and known and unknown risks, uncertainties and other that could cause our actual results to differ materially. exploration for and development and production of oil & gas and in estimating reserves, unexpected difficulties in integrating Nuevo’s unexpected future capital expenditures, general economic conditions, oil and gas price volatility, the success of our risk management activities, competition, regulatory changes and other factors discussed in PXP’s filings with the Securities and Exchange Commission.

Forward Looking Statements

A definitive joint proxy statement/prospectus will be sent to security Investors and security (when available) and other PXP) may also be obtained Attention: Barbara Forbes; stockholders in connection PXP and Nuevo will file a joint proxy statement/prospectus and other documents with the SEC. Investors and security holders are urged to carefully read the joint proxy statement/prospectus when it becomes available, because it will contain important information regarding PXP, Nuevo and the acquisitions. holders of PXP and Nuevo seeking their approval of the acquisition. holders may obtain a free copy of the proxy statement/prospectus documents filed by PXP and Nuevo with the SEC at the SEC’s web site at www.sec.gov. The proxy statement/prospectus and such other documents (relating to for free from PXP by directing such request to: Plains Exploration & Production Company, 700 Milam, Suite 3100, Houston, TX 77002, Attention: Joanna Pankey; telephone: (832) 239-6000; e- mail: jpankey@plainsxp.com. The proxy statement/prospectus and such other documents (relating to Nuevo) may also be obtained for free from Nuevo by directing such request to: Nuevo Energy Company, 1021 Main Street, Suite 2100, Houston, Texas 77002 telephone: (713) 374-4870]; e-mail: forbesb@nuevoenergy.com. PXP, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from PXP’s with the acquisition. Information regarding such persons and a description of their interests in the acquisition will be contained in the Registration Statement on Form S-4 when it is filed. Nuevo, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” in connection with the acquisition. Information regarding such persons and a description of their interests in the acquisition will be contained in the Registration Statement on Form S-4 when it is filed.

Transaction overview

Break-up fee/transaction expenses reimbursed the event of deal termination Regulatory; Board of Directors and shareholders of both companies 90-120 days Description 100% stock-for-stock tax-free merger 53% PXP ownership/47% Nuevo ownership 1.765 PXP shares for each Nuevo share 5 PXP directors/2 Nuevo directors Existing PXP Management in Terms Form of consideration Ownership Exchange ratio Governance Management Other Terms Approvals required Timing

Strategic Rationale

Cash flow accretive to PXP stockholders Major cost savings Enhanced exploitation inventory Increased free cash flow Operational synergies Strengthened production profile/reserve base Enhanced credit profile and financial flexibility Improved stockholder liquidity

PXP Pro Forma Operating Areas

International 14 MMBOE

396 MMBOE

65 MMBOE

Illinois

San Juan

Mid-Continent

East Texas

Permian Basin

4 MMBOE

South LA

South TX

PXP Pro Forma California Operations

Key Growth Contributors

Inglewood Deep Breton Sound Point Arguello

PXP:

Cymric Midway–Sunset Belridge California OCS Pakenham

Nuevo:

Summary Guidance

Forma(1) 489 83% 71% 75% 25% 83.1-88.8 $0.19-$0.30 $7.38-$7.89 $0.61-$0.78 $0.13-$0.16 $4.70—$4.90 $1.25—$1.50 $.11—$.13 $228,000—$247,000 Pro 30,400-32,500 $4.54—$5.03(3) PXP 281 81% 58% 13,400-14,500 36.5-39.5 60% 40% $4.15—$4.65 ($.05)—$.05 $6.00—$6.50 $1.00—$1.20 $0.30 -$0 .37 $4.30 $1.55 – $1.70 $.30—$.35 $163,000—$177,000

MBOE

MBOE PER DAY Noncash Compensation Expense

Reserves (12/31/03): Proved Reserves (MMBOE)% Oil% Proved Developed Estimated Sales Volumes Barrels of oil equivalent-% Oil & Liquids % Gas Estimated Oil Price differential to NYMEX—$/Bbl Estimated Gas Price differential to Henry Hub—$/MMBTU Operating Costs per BOE Lease Operating Costs Production & Other Taxes Gathering & Transportation DDA&A General & Administrative per BOE (2) Recurring G&A Expense per BOE Capital Expenditures ($in thousands)

Financial Strategy

Increase borrowing base to $500mm Seek credit rating upgrade Apply free cash flow to debt reduction Consider calling $150mm 9 3/8% notes in 2005 Continue hedging strategy

Consolidating Pro Forma Balance Sheet

Pro Forma 156 1,858 389 $2,420 173 55 267 642 909 194 931 $2,420 Pro Forma Adjustments 234 225 $429 15 15 73 356 $429 NEV 95 700 17 $841 80 25 26 365 391 220 $841

PXP 61 924 147 $1,150 93 30 226 277 503 121 355 $1,150 in $MM)

(As of 9/30/03, ASSETS Current Assets Property and Equipment, net Goodwill Total Assets LIABILITIES AND STOCKHOLDERS’ EQUITY Current Liabilities exc. FAS 133 Current FAS 133 Items Bank Debt Sub Debt & TECONS Total Long Term Debt Deferred Income Taxes Stockholders’ Equity Total Liabilities and Stockholders’ Equity

Pro Forma Credit Profile

Pro Forma 9/30/03 49% $1.83 $2.62 16 Actual 9/30/03 59% $1.77 $3.01 20 Debt/Total Capital Debt/BOE Debt/PD BOE R/P

Pro forma Hedge Summary

Average Price $ 24.83 $19.28—$24.00—$31.00 $ 4.60 $4.00—$5.15 $4.75—$5.67 $ 24.92 $19.28—$24.00—$31.00 $ 4.50 $4.00—$5.15 $4.75—$5.67 $ 24.57 $ 4.61 $ 25.28 Daily Volumes 38,150 BOPD 8,000 BOPD 35,500 MMBtu/d 20,000 MMBtu/d 10,000 MMBTu/d 38,900 BOPD 8,000 BOPD 32,500 MMBtu/d 20,000 MMBtu/d 10,000 MMBTu/d 27,750 BOPD 8,125 MMBtu/d 15,000 BOPD

Instrument Type

Swap Three Way Collar Swap Collar Collar Swap Three Way Collar Swap Collar Collar Swap Swap Swap

Period

04 04

Production . .

1H Crude Oil Crude Oil Natural Gas Natural Gas Natural Gas 2H Crude Oil Crude Oil Natural Gas Natural Gas Natural Gas 2005 Crude Oil Natural Gas 2006 Crude Oil

Estimates and Assumptions:

The financial and operating guidance contains estimates and assumptions that we believe are reasonable. We caution that these estimates and assumptions are based on currently available information as of February 12, 2004. We are not undertaking any obligation to update these estimates as conditions change or as additional information becomes available.

All of the estimates and assumptions set forth in this document constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. Although we believe that these forward-looking statements are based on reasonable assumptions, we can give no assurance that expectations will in fact occur and caution that actual results may differ materially from those in the forward-looking statements. These statements are subject to a number of risks including:

•	Price volatility—The price of oil, gas and liquids are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil, gas and liquids, market uncertainty and a variety of additional factors beyond Nuevo’s control. Any substantial or extended decline in commodity prices would have an adverse effect on Nuevo.

•	Production—In general, production volumes are subject to curtailments, delays, and cancellations as a result of a lack of capital or other problems such as: weather, compliance with governmental regulations or price controls, electrical shortages, mechanical difficulties or shortages or delays in the delivery of equipment. Changes to the capital budget and exploratory drilling success will also have an impact on production volumes.

•	Exploration—Unanticipated problems or successes encountered during the exploration for oil and gas. Exploration costs are an inherently difficult expense category to estimate and this estimate can be volatile due to the number of wells drilled, completed and the success rate in any given quarter and any potential changes to the capital budget.

•	Uncertainty of estimates of oil and gas reserves.

•	Ability of the Company to implement its business plan.

•	Political and environmental risks.

•	Governmental regulation.

•	Competition.

These estimates also assume that Nuevo will not engage in any material transactions such as acquisitions or divestitures of assets, formation of joint ventures or sale of debt or equity securities. Nuevo continually reviews these types of transactions as part of its corporate strategy, and may engage in any of them without prior notice.

These and other risk factors are described in the Company’s report on Form 10-K for the year-ended December 31, 2002.

PXP AND NUEVO WILL FILE A JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS WITH THE SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION REGARDING PXP, NUEVO AND THE TRANSACTION. A DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WILL BE SENT TO SECURITY HOLDERS OF PXP AND NUEVO SEEKING THEIR APPROVAL OF THE TRANSACTION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY PXP AND NUEVO WITH THE SEC AT THE SEC’S WEB SITE AT WWW.SEC.GOV. THE PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS (RELATING TO PXP) MAY ALSO BE OBTAINED FOR FREE FROM PXP BY DIRECTING SUCH REQUEST TO: PLAINS EXPLORATION & PRODUCTION COMPANY, 700 MILAM, SUITE 3100, HOUSTON, TX 77002, ATTENTION: JOANNA PANKEY; TELEPHONE: (832) 239-6000; E-MAIL: JPANKEY@PLAINSXP.COM. THE PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS (RELATING TO NUEVO) MAY ALSO BE OBTAINED FOR FREE FROM NUEVO BY DIRECTING SUCH REQUEST TO: NUEVO ENERGY COMPANY, 1021 MAIN STREET, SUITE 2100, HOUSTON, TEXAS 77002 ATTENTION: BARBARA B. FORBES; TELEPHONE: (713) 374-4870; E-MAIL: FORBESB@NUEVOENERGY.COM.

PXP, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from PXP’s stockholders in connection with the transaction. INFORMATION REGARDING SUCH PERSONS AND A DESCRIPTION OF THEIR INTERESTS IN THE TRANSACTION WILL BE CONTAINED IN THE REGISTRATION STATEMENT ON FORM S-4 WHEN IT IS FILED.

Nuevo, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” in connection with the transaction. INFORMATION REGARDING SUCH PERSONS AND A DESCRIPTION OF THEIR INTERESTS IN THE TRANSACTION WILL BE CONTAINED IN THE REGISTRATION STATEMENT ON FORM S-4 WHEN IT IS FILED.